TITAN TRADING ANALYTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, AUGUST 11, 2006

NOTICE OF MEETING

AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TITAN TRADING ANALYTICS INC. OF PROXIES TO BE VOTED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF TITAN TRADING ANALYTICS INC. TO BE HELD ON FRIDAY, AUGUST 11, 2006.

TO BE HELD AT:

2nd Floor East, 9735 – 42nd Avenue

Edmonton, Alberta

At 2:00 p.m. (Edmonton Time)

Dated:  July 11, 2006

TITAN TRADING ANALYTICS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, AUGUST 11, 2006

To Holders of Common Shares:

The Annual and Special Meeting (the “Meeting”) of the shareholders of Titan Trading Analytics Inc. (the “Company”) will be held on Friday, August 11, 2006 at 2nd Floor East, 9735 – 42nd Avenue,  Edmonton, Alberta at 2:00 p.m. for the following purposes:

1.

to receive the audited financial statements of the Company for the year ended October 31, 2005 and the report of the auditors thereon;

2.

to fix the number of directors to be elected at the Meeting at five members;

3.

to elect directors for the ensuing year;

4.

to appoint Auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.

to approve, with or without modification, the ordinary resolution amending the stock option plan of the Company;

6.

to approve, with or without modification, the ordinary resolution of disinterested shareholders relating to the approval of the acquisition of the trading software; and

7.

to transact any other business that may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on Tuesday, July 11, 2006 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 2:00 p.m., Edmonton time, on Friday, Wednesday August 9, 2006, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Edmonton, Alberta, this 11th day of July, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Kenneth W. Powell”

Kenneth W. Powell

President and CEO

TITAN TRADING ANALYTICS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (“MANAGEMENT INFORMATION CIRCULAR”) IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF TITAN TRADING ANALYTICS INC. (THE “COMPANY”) of proxies from the holders of Common Shares (the “Common Shares”) for the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held on Friday, August 11, 2006 at 2:00 p.m. at 2nd Floor East, 9735 – 42nd Avenue,   Edmonton, Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares (as defined below) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed instrument of proxy (“Instrument of Proxy”) have been selected by the directors of the Company and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Company’s transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 2:00 p.m., Edmonton time, on Wednesday, August 9, 2006, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Company or with Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in the Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All reference to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Company.

QUORUM

The by-laws of the Company provide that a quorum of shareholders is present at a meeting of shareholders of the Company if at least two persons are present in person or by proxy representing not less than one-twentieth (5%) of the outstanding shares of the Corporation entitled to be voted at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As at the effective date of this Management Information Circular (the “Effective Date”), which is July 11, 2006, the Company has 28,337,629 Common Shares without nominal or par value outstanding. There are no preferred shares issued or outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on July 11, 2006 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and the executive officers of the Company, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company except as follows:

Name	Type of Ownership	Number of Common Shares Owned or Controlled at the Effective Date	Percent of Outstanding Common Shares
Kenneth W. Powell	Direct	4,992,999	17.6%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries in respect of individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year Ended Oct. 31	Annual Compensation			Long-term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARS(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)
Kenneth Powell(3) President and CEO & CFO	2005 2004 2003	60,000 60,000 Nil	Nil Nil Nil	Nil Nil Nil	120,000 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Margo Kaufmann(3) (Former CFO)	2005	21,800	Nil	Nil	200,000	Nil	Nil	Nil

Notes:

(1)

“SAR” or “Stock Appreciation Right” means a right, granted by the Company or its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

“LTIP” or “Long-term Incentive Plan” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP’s do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)

Dr. Kenneth Powell became President and CEO of the Company on January 21, 2003, and has acted as CFO since June 1, 2005.  Ms. Margo Kaufmann acted as CFO from March 30, 2005 to June 1, 2005.

Compensation of Directors

The Company currently has five (5) directors, three (3) of whom are also executive officers. Other than as set forth herein, in the most recently completed financial year, the Company paid no cash compensation to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

During the most recently completed financial year, the Company paid consulting fees to Michael Gossland in the total amount of $120,000, to Philip Carrozza in the total amount of US $90,000 and to Kenneth Powell in the total amount of $60,000.

Named Executive Officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Named Executive Officers in their capacity as executive officers. See “EXECUTIVE COMPENSATION – Summary Compensation Table”.

Stock Options and Stock Option Plan

General

For a description of the stock option plan of the Company (the “Plan”) see “PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Amended Stock Option Plan”.

Options Granted During the Most Recently Completed Financial Year

The following table provides a summary of the stock options granted to the Named Executive Officers during the twelve month period ended October 31, 2005.

Name	No. of Options	Per cent of Total Options Granted in Financial Year(1)	Exercise Price	Expiry Date	Market Price as at Date of Grant
Kenneth Powell	120,000	6.6%	$0.25	March 1, 2010	$0.28
Margo Kaufmann (Former CFO)	15,000 185,000	11%	$0.155 $0.25	March 19, 2006 March 19, 2006	$0.155 $0.285

Note:

(1)

The total number of options granted during the twelve month period ended October 31, 2005 was 1,810,593

Option Exercises and Year-end Option Values

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officers as of the most recent financial year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-end(1) Exercisable/Unexercisable
Kenneth Powell	Nil	Nil	460,000 / 60,000	$32,000 / Nil
Margo Kaufmann (Former CFO)	Nil	Nil	100,000 / 100,000	$188 / Nil

Note:

(1)

Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the TSX Venture on the last day the Common Shares traded prior to the most recent financial year-end, being October 31, 2005 ($0.18), less the exercise price of in-the-money stock options multiplied by the number of options.

Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

The Company has not had and does not currently have any long-term incentive plans.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to, or exercised by, the Named Executive Officer of the Company since incorporation. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The Company did not make any downward repricing of stock options or stock appreciation rights in its most recently completed financial year.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Company, in connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

During the fiscal year ended October 31, 2005, the Company did not have in place any employment contract between the Company or any subsidiary or affiliate thereof and any Named Executive Officer.

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which did not amount to $50,000 or greater per individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	3,485,593	$0.16	242,482(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,485,593	$0.16	242,482

Note:

(1)

The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 3,728,075, as approved at the last annual general meeting of shareholders held on April 22, 2005.

MANAGEMENT CONTRACTS

Other than as set forth herein, during the most recently completed financial year, no management functions of the Company were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Company or its subsidiaries nor any of their associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company, except for accounts receivable in the amount of $62,735 currently owing from Mr. Phil Carrozza, a director of the Company.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

On August 4, 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Corporation were issued, at a deemed price of $0.25 to Mr. Phil Carrozza, for debt related to the purchase of Technology software from Cignal Technologies, LLC.

The Company has acquired certain executable programs and software-based formulas from Michael Gossland, a director and officer of the Company pursuant to the terms of an amended and restated software transfer agreement dated July 10, 2006 between the Company and Michael Gossland. The Company has also acquired certain trading models and their accompanying indicators from Philip Carrozza, a director of the Company, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza pursuant to the terms of an amended and restated software transfer agreement dated July 10, 2006 among the Company, Cignal Technologies, LLC and Philip Carrozza. For a description of the material terms of the software transfer agreements see “PARTICULARS OF MATTERS TO BE ACTED UPON - Disinterested Shareholder Approval of Software Acquisition”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Company. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making.

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices (“NP 58-101”) which came into effect for financial years ending on or after June 30, 2005, the Company is required to disclose its corporate governance practices, as summarized below.

1.

Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through meetings of the Board.

The Board of Directors is currently composed of five directors and there are five directors proposed to be elected. All the proposed nominees are current directors of the Company.

NP 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NP 58-101 suggests that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. Of the proposed nominees of the Company, Richard Sharples and Robert F. Roddick are considered by the Board of Directors to be “independent” within the meaning of NP 58-101 and Michael Gossland, Philip Carrozza, and Kenneth Powell are management directors and accordingly they are considered to be “non-independent”.

2.

Directorships

The following directors of the Company are directors of other reporting issuers:

Director	Other Reporting Issuer
Kenneth Powell	Firestone Ventures Inc.
Michael Gossland	None
Philip Carrozza	None
Robert F. Roddick	None
Richard J. Sharples	None

3.

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy, and current issues with the Company. New directors are also required to meet with management of the Company to discuss and better understand the Company’s business.

The introduction and education process will be reviewed on an annual basis and will be revised accordingly.

4.

Ethical Business Conduct

The Board of Directors has considered adopting a written code of business conduct and ethics and has decided not to adopt such a code at the present time.

The Board of Directors has established a Whistle Blower Policy, which details the complaint procedure for concern’s about any aspect of the Company’s activities and operations.

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, the Board of Directors must comply with the conflict of interest provisions of the Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

5.

Nomination of Directors

The Board of Directors determines new nominees to the Board of Directors, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

6.

Other Board Committees

Other than the audit committee, the board does not have any other committees. The Company may implement a governance committee when the size of the Company mandates this.

7.

Assessments

The Board of Directors monitors but does not formally assess the performance of individual Board members or committee members of their contribution.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1.

Report and Financial Statements

The board of directors of the Company has approved all of the information in the audited financial statements of the Company for the year ended October 31, 2005 and the report of the auditor thereon.

2.

Fix Number of Directors to be Elected at the Meeting

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

3.

Election of Directors

The Company currently has five (5) directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Company that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company or the provisions of the Business Corporations Act to which the Company is subject.

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Position Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Michael Gossland(3) Nanaimo, British Columbia Director since September 15, 1995	Secretary, and Chief Technology Officer of the Company	17,000 (<1%)
Kenneth W. Powell Edmonton, Alberta Director since January 22, 2003	President and CEO of the Company; practicing Dentist; and CEO of Firestone Ventures Inc. since December 2002 (a mining company listed on the TSX Venture Exchange - FV).	4,992,999 17.6%
Philip Carrozza(3) Narragansett, Rhode Island, USA Director since June 9, 2003	Director of US Trading Operations of the Company. Mr. Carrozza is a principal of Cignal Technologies, LLC.	1,550,000 5.5%
Robert F. Roddick, Q. C.(3) Edmonton, Alberta Director since November 29, 2004	Partner with Roddick Scott & Johnson for over five years.	20,000 (<1%)
Richard Joseph Sharples Gabriola, British Columbia Nominee Director	President of Hetake Holdings Ltd. for over five years.	Nil

Notes:

(1)

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the

Effective Date, based upon the information furnished to the Company by the above individuals.

(2)

Assumes a total of 28,337,629 Common Shares issued and outstanding as at the Effective Date.

(3)

Directors who are currently members of the Company’s Audit Committee.

(4)

The Company does not have an Executive Committee.

Cease Trade Orders or Bankruptcies

No proposed director is as at the date hereof, or has been within the last ten years of the date hereof, a director or executive officer of any company (including the Corporation) that, while he was acting in such capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. No proposed director has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Audit Committee Terms of Reference and Composition

The Company is required to have an Audit Committee. The general function of the Audit Committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditor.

The Audit Committee Terms of Reference are attached as Exhibit 1.

The following are the members of the Committee, effective as of May 26, 2006:

Robert Roddick	Independent(1)	Financially literate(1)
Richard Sharples	Independent(1)	Financially literate(1)
Michael Gossland	Not independent	Financially literate(1)

Note:

(1)

As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Robert Roddick

Robert Roddick, Q.C. has been a partner with Roddick, Scott & Johnson, Barristers and Solicitors, for over six years.

Richard Sharples

Richard Sharples, former partner and manager of a large furniture store in Terrace, British Columbia, and President of Hetake Holdings Ltd. for over five years.

Michael Gossland

Michael Gossland, M. Sc., P. Eng., was awarded the Harrington Prize for academic excellence in physics in 1976, and he received his Master of Science degree from the University of Saskatchewan in 1978.  In 1989, he obtained his designation as a Professional Engineer, Electrical Branch (Association of Professional Engineers of Ontario).  From 1986 to 1991, Mr. Gossland was Software Project Manager for Sciex, a division of MDS Health Group Inc. of Toronto, Ontario.  In 2004, he joined APEG of BC and transferred his Professional Engineering License from Ontario to British Columbia.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee had adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Terms of Reference attached hereto as Exhibit 1 under the heading “External Auditors”.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	$60,000	Nil	Nil	Nil
2004	$42,000	Nil	Nil	Nil

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110.

4.

Appointment of Auditor

The shareholders will be asked to vote for the re-appointment of Deloitte & Touche LLP as the auditor of the Company to hold office until the next annual meeting of the Shareholders at remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed as the auditor of the Company on February 27, 2004.

Unless directed otherwise by a proxy holder, or such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favor of a resolution appointing Deloitte & Touche LLP as auditor of the Company for the next ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of Deloitte & Touche LLP is removed from office or resigns as provided by the Company's by-laws, and the Management Designees also intend to vote the Common Shares represented by any such proxy in favor of a resolution authorizing the Board of Directors to fix the compensation of the auditor.

5.

Approval of Amended Stock Option Plan

The purpose of the Corporation’s Stock Option Plan (the “Plan”) is to afford persons who provide services to the Corporation or any of its subsidiaries or affiliates, whether they be directors, officers, employees, management company employees, or consultants, an opportunity to obtain a proprietary interest in the Company by permitting them to purchase Common Shares of the Company and to aid in attracting, as well as retaining and encouraging the continued involvement of such persons with the Company.

Under the terms of the Plan, the board of directors may grant options to acquire Common Shares exercisable at a price which is not less than the discounted market price of the Common Shares at the time the option is granted in accordance with TSX Venture Exchange policies, for a term not to exceed five years from the date of their grant, subject to earlier expiration upon termination of office or employment.

Under the Plan, a stock option is non-assignable and vests on the dates set by the directors, in accordance with TSX Venture Exchange policies, which do not allow vesting over a period of less than 18 months or vesting schedules which permit a majority of the shares to be released early in the vesting period rather than equally on a quarterly basis.

All rights to purchase Shares pursuant to the Plan terminate (i) within 90 days of the optionee ceasing to be a director, officer, employee, management company employee, or consultant, or (ii) within 12 months after the death of an optionee, unless exercised within that period.

The shareholders of the Company approved the Plan on April 22, 2005, which allowed for a maximum of 3,728,075 shares to be reserved for issuance under the Plan.

Subject to Shareholder and regulatory approval, the Company wishes to amend the Plan to increase the maximum number of Common Shares which may be reserved for issuance thereunder to 5,667,525, provided that at no time will the number of stock options granted exceed 20% of the issued and outstanding Common Shares of the Company. All stock options granted under the Plan will continue to adhere to TSX Venture Exchange policies and guidelines. A copy of the Plan, including the proposed amendments, is attached hereto as Exhibit “II”.

TSX Venture Exchange policies require that a stock option plan reserving for issuance more than 10% of the issued and outstanding shares of a corporation must specify a maximum number of shares issuable under it and cannot have a rolling maximum, such as a specified percentage of the listed and outstanding shares from time to time. In addition, TSX Venture Exchange policies require that corporations obtain shareholder approval in order to change the maximum number of shares issuable under this type of stock option plan. In order to be carried, an ordinary resolution approving the amendment must be passed, with or without modification, by a majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting.

The text of the ordinary resolution to be considered at the Meeting will substantially be as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the Company’s Stock Option Plan originally approved on April 22, 2005 be amended to increase the maximum number of Common Shares which may be issued pursuant to the Stock Option Plan to 5,667,525, maintaining that at no time shall the number of stock options outstanding exceed 20% of the issued and outstanding Common Shares of the Company;

2.

the directors of the Company be authorized to make amendments to the Stock Option Plan, from time to time, as may, in their discretion, be considered necessary or advisable or required by the TSX Venture Exchange to have the Stock Option Plan comply with all applicable regulatory requirements;

3.

this ordinary resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Shareholders at any time and in such case, the directors of the Corporation are hereby authorized to abandon the above described amendment to the Stock Option Plan of the Corporation without further approval, ratification or confirmation by the Shareholders of the Corporation, and in such case, this ordinary resolution shall be deemed to have been rescinded; and

4.

any one director or officer of the Corporation be and he is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other writings as may be required to give effect to this resolution.”

6.

Disinterested Shareholder Approval of Software Acquisition

Subject to the approval of all applicable regulatory authorities, management intends to place before the Meeting for approval, confirmation and adoption, with or without variation, an ordinary resolution approving the acquisition of certain trading software as more particularly described below.

The Company has acquired certain executable programs and software-based formulas (the “Gossland Software”) from Michael Gossland, a director and officer of the Company pursuant to the terms of an amended and restated software transfer agreement (the “Gossland Software Transfer Agreement”) dated July 10, 2006 between the Company and Michael Gossland. In exchange for the Gossland Software, the Company will issue to Mr. Gossland, 1,500,000 Common Shares and 1,000,000 performance warrants. The Gossland Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that the Company becomes insolvent, to match a proposed sale of the Gossland Software to a third party.

The Company has also acquired certain trading models and their accompanying indicators (the “Cignal Software”) from Philip Carrozza, a director of the Company, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza pursuant to the terms of an amended and restated software transfer agreement (the “Cignal Software Transfer Agreement”) dated July 10, 2006 among the Company, Cignal Technologies, LLC and Philip Carrozza.  In exchange for the Cignal Software, the Company will issue to Cignal Technologies, LLC and Mr. Carrozza, 3,000,000 Common Shares and 1,000,000 performance warrants. The Cignal Software Transfer Agreement provides Cignal Technologies, LLC with a right of first refusal, in the event that the Company becomes insolvent, to match a proposed sale of the Cignal Software to a third party.

The 4,500,000 Common Shares will only be issued to Mr. Gossland, Cignal Technologies, LLC and Mr. Carrozza pursuant to the terms of the software transfer agreements upon the Company achieving the following milestones:

(a)

upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the

Common Shares (1,500,000 Common Shares) will be eligible to be issued;

(b)

upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3

of the Common Shares (1,500,000 Common Shares) will be eligible to be issued;   and

(c)

upon the Company achieving $1.2 million of cumulative gross revenue, an

additional 1/3 of the Common Shares (1,500,000 Common shares) will be eligible   to be issued.

The first, second and third tranches of the shares will be issued no earlier than September 30, 2006 (four months after commencement of the revenue calculation term), January 31, 2007 (eight months after commencement of the revenue calculation term) and May 31, 2007 (12 months after commencement of the revenue calculation term) respectively, and in any event, any Common Shares not "earned" to be issued by May 31, 2007 will not be eligible for issuance.

A total of 1,000,000 of the performance warrants issued to Mr. Gossland, Cignal Technologies, LLC and Mr. Carrozza are exercisable at a price of $0.50 per share for a six month period commencing June 1, 2007, provided that the Company has achieved at least $1.2 million of gross revenue for the preceding one-year period. The remaining 1,000,000 performance warrants are exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that the Company has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.

The Gossland Software and the Cignal Software (collectively, the “Software”) can be categorized as automated trading and analytic software that is currently being used by the Company. The Company has developed an automated trading platform using and further developing the Software. The automated trading platform may conceptually be divided into two parts, being trading system software and automatic order execution software.

These parts, when assembled with other components form a complete automated trading system, are capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looking for the pre-defined patterns of movement in price, volume, and time. When a particular pattern is found, a trading signal is generated.

The Company plans to exploit the Software by establishing a profitable trading operation and by marketing and licensing Software to third parties.

The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company originally applied to the TSX Venture Exchange on February 15, 2005 for approval of the acquisition of the Gossland Software pursuant to the terms of a software transfer agreement (the “Original Gossland Agreement”) dated February 2, 2006 and the acquisition of the Cignal Software pursuant to the terms of a software transfer agreement (the “Original Cignal Agreement”) dated February 2, 2006. The TSX Venture Exchange required the terms of the acquisitions to be restructured.  The parties to such agreements then renegotiated the terms of the acquisitions and subsequently entered into the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement.  The acquisitions have now been conditionally accepted by the TSX Venture Exchange subject to several requirements as set forth in correspondence received on May 24, 2006, including evidence of shareholder approval.

Pursuant to section 7.4(a)(ii) of Policy 5.3 of the TSX Venture Exchange, if any acquisition which together with any concurrent or related transactions results in the issuance of more than 10% of the outstanding Common Shares where non arms length parties have a 20% or greater interest in the asset to be acquired, the TSX Venture Exchange may require the issuer to obtain shareholder approval if it considers its necessary or advisable. As stated above, the TSX Venture Exchange has advised the Company that it will require shareholder approval of the acquisition of the Gossland Software and the acquisition of the Cignal Software.

The complete text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification of the Software Transfer Agreements is as follows:

"BE IT HEREBY RESOLVED as an ordinary resolution of the Company that:

1.

The Company is hereby authorized to acquire the trading software pursuant to the terms of the amended and restated software transfer agreement (the “Gossland Software Transfer Agreement”) dated July 10, 2006 entered into between the Company, as purchaser and Michael Gossland, as vendor;

2.

The Company is hereby authorized to acquire the trading software pursuant to the terms of the amended and restated software transfer agreement (the “Cignal Software Transfer Agreement”) dated July 10, 2006 entered into among the Company, as purchaser and Cignal Technologies, LLC and Philip Carrozza, as vendors;

3.

A total of 4,500,000 common shares in the capital of the Company (“Common Shares”) be reserved and authorized for issuance to Michael Gossland, Cignal and Philip Carrozza pursuant to the terms of the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement and such securities when issued in accordance with the terms of the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement shall be issued as fully paid and non-assessable Common Shares;

4.

A total of 2,000,000 warrants to purchase Common Shares (“Warrants”) be issued to Michael Gossland, Cignal and Philip Carrozza pursuant to the terms of the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement;

5.

The Company reserve for issuance 2,000,000 Common Shares to be issued upon the due exercise of the Warrants;

6.

The execution and delivery of the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement are hereby ratified and approved and any director or officer is authorized on behalf of the Company to take all necessary steps and proceedings, and to execute and deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that maybe necessary or desirable to give effect to the provisions of this resolution, the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement;

7.

notwithstanding the approval of the shareholders of the Company as herein provided, the board of directors of the Company, may, in its sole discretion, revoke this ordinary resolution before it is acted upon, without further approval of the shareholders of the Company."

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form in favour of the ordinary resolution approving the acquisition of the trading software.  This ordinary resolution requires the approval of a simple majority of the votes cast by disinterested shareholders of the Company, who, being entitled to do so, vote in person or by a proxy at the Meeting of the Company.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favor of the resolutions set forth herein.  All special resolutions to be brought before the Meeting require, for the passing of the same, a two-thirds majority of the votes cast at the Meeting by the holders of Common Shares.  All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.  All approvals by disinterested shareholders require the approval of the shareholders not affected by, or interested in, the matter to be approved.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information of the Company’s most recently completed financial year is provided in the Company’s comparative financial statements and management discussion and analysis available on SEDAR. A shareholder may contact the Company at 2nd Floor East, 9735 – 42nd Avenue,   Edmonton, Alberta, T6E 5P8, Attention:  President, to obtain a copy of the Company’s most recent financial statements and management discussion and analysis.

BOARD APPROVAL

The contents and the sending of this Management Information Circular have been approved by the board of directors of the Company.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED in Edmonton, Alberta, this 11th day of July, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Kenneth W. Powell”

___________________________________________

Kenneth W. Powell

CEO, President, CFO and Director

Signed “Michael Gossland”

___________________________________________

Michael Gossland

Secretary, Chief Technology Officer and Director

TITAN TRADING ANALYTICS INC.

ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED JULY 11, 2006

EXHIBIT “I”

AUDIT COMMITTEE TERMS OF REFERENCE

EXHIBIT I

AUDIT COMMITTEE TERMS OF REFERENCE

I.

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors of Titan (the “Titan Directors”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by Titan to regulatory authorities and shareholders, Titan’s systems of internal controls regarding finance and accounting, and Titan’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, Titan’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor Titan’s financial reporting and internal control system and review Titan’s financial statements.

•

Review and appraise the performance of Titan’s external auditors.

•

Provide an open avenue of communication among Titan’s auditors, financial and senior management and the Titan Directors.

II.

Composition

The Committee shall be comprised of three directors as determined by the Titan Directors, the majority of whom shall be independent directors, pursuant to the policies of the TSX Venture Exchange.

At least one member of the Committee shall have accounting or related financial management expertise.  It is the goal of Titan that all members of the Committee are financially literate.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of Titan’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by Titan’s financial statements.

The members of the Committee shall be elected by the Titan Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the Titan Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Titan Directors, the Chief Financial Officer or such other officer acting in the capacity and the external auditor.

IV.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.

Review and update this Charter annually.

2.

Review Titan’s financial statements, MD&A and any annual and interim earnings, press releases before Titan publicly discloses this information and   any reports or other financial information (including quarterly financial   statements), which are submitted to any governmental body, or to the public,   including any certification, report, opinion, or review rendered by the external   auditors.

External Auditors

3.

Require the external auditors to report directly to the Committee.

4.

Review annually the performance of the external auditors who shall be ultimately accountable to the Titan Directors and the Committee as representatives of the shareholders of Titan.

5.

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and Titan and confirming their independence from Titan.

6.

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.

Take, or recommend that the Titan Directors take, appropriate action to oversee the independence of the external auditors.

8.

Recommend to the Titan Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

9.

Review with management and the external auditors the terms of the external auditors’ engagement letter.

10.

At each meeting, consult with the external auditors, without the presence of management, about the quality of Titan’s accounting principles, internal controls and the completeness and accuracy of Titan’s financial statements.

11.

Review and approve Titan’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Titan.

12.

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

13.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by Titan’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to Titan constitutes not more than five percent of the total amount of revenues paid by Titan to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)

such services were not recognized by Titan at the time of the engagement to be non-audit services; and

(iii)

such services are promptly brought to the attention of the Committee by Titan and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of Titan Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

14.

In consultation with the external auditors, review with management the integrity of Titan’s financial reporting process, both internal and external.

15.

Consider the external auditors’ judgments about the quality and appropriateness of Titan’s accounting principles as applied in its financial reporting.

16.

Consider and approve, if appropriate, changes to Titan’s auditing and accounting principles and practices as suggested by the external auditors and management.

17.

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

18.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19.

Review any significant disagreement among management and the external auditors regarding financial reporting.

20.

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

21.

Review certification process.

22.

Establish procedures for:

(i)

the receipt, retention and treatment of complaints received by Titan regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of Titan of concerns regarding questionable accounting or auditing matters.

Other

23.

Review any related-party transactions.

V.

Authority

The Committee may:

(a)

engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors employed by the Committee; and

(c)

communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to Titan’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

TITAN TRADING ANALYTICS INC.

ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED JULY 11, 2006

EXHIBIT “II”

STOCK OPTION PLAN

EXHIBIT II

STOCK OPTION PLAN

(to be approved by the shareholders on August 11, 2006)

Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of Titan Trading Analytics Inc. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

Administration

The Plan shall be administered by the board of directors of the Corporation, or if appointed, by a special committee of Directors appointed from time to time by the board of directors of the Corporation (such committee, or if no such committee is appointed, the board of directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the board of directors.

Granting of Options

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively, the "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a)

the total number of Common Shares issuable pursuant to the Plan shall not exceed 5,667,525 Common Shares, subject to adjustment as set forth in section "Alterations in Shares" hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange;

(b)

the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;

(c)

the aggregate number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

(d)

the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and

(e)

unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting, other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

(i)

the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii)

the maximum number of Common Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Common Shares; and

(iii)

the maximum number of Common Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Common Shares;

provided that for the purposes of paragraphs (i), (ii), and (iii) above, an entitlement

granted prior to the grantee becoming an Insider may be excluded in determining the   number of Common Shares issuable to Insiders.

Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that the Options shall not vest on more favourable terms than one-third of the total number of Options granted on the date of grant and on each of the 12-month and 18-month anniversaries of the date of grant.

Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange. In the event that the Corporation proposes to reduce the Exercise Price of Options granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.

Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years for TSX Venture Exchange Tier 2 Issuers). Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable or transferable. In addition, each Option shall provide that:

(a)

upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death (the "Termination Date");

(b)

if the Optionee shall no longer be a Director or Officer of, be in the employ of, or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 90 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

(c)

if the Option is granted to an Optionee who is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 30 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to provide ongoing Investor Relations Activities;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.

Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the Securities Act), which is not exempt from the take-over bid requirements of Part 14 of the Securities Act (or its replacement or successor provisions), shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges.  Upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve, or authorize the Officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval, if required, is given.

Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the board of directors of the Corporation.

Prior Plans

This Plan shall come into force and effect on August 11, 2006 and entirely replaces and supersedes prior share option plans enacted by the board of directors of the Corporation, or its predecessor corporations.

Definitions

(a)

if in this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual.

(b)

"Outstanding Common Shares" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

Effective Date

This Plan is effective from August 11, 2006.